Exhibit 99.1


Conversion Report on the Conversion of Preference Shares into Ordinary Shares

THIS REPORT IS BEING DISTRIBUTED SOLELY IN FULFILLMENT OF THE LEGAL OBLIGATION OF THE MANAGMEMENT BOARD OF FRESENIUS MEDICAL CARE AG IN CONNECTION WITH THE PROPOSAL BEING SUBMITTED TO THE COMPANY'S PREFERENCE SHAREHOLDERS TO AMEND THE COMPANY'S ARTICLES OF ASSOCIATION TO PROVIDE FOR THE CONVERSION OF THE COMPANY'S PREFERENCE SHARES INTO ORDINARY SHARES. IT DOES NOT CONSTITUTE AN OFFER TO ISSUE ORDINARY SHARES UPON CONVERSION INTO PREFERENCE SHARES OR A SOLICITATION OF OFFERS TO CONVERT PREFERENCE SHARES INTO ORDINARY SHARES. SUCH OFFER MAY NOT BE MADE IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT. ANY SUCH OFFER WILL BE MADE IN THE UNITED STATES BY A SEPARATE PROSPECTUS TO BE DISTRIBUTED AFTER THE SHAREHOLDER MEETINGS. SUCH PROSPECTUS WILL CONTAIN OR INCORPORATE BY REFERENCE DETAILED INFORMATION ABOUT FRESENIUS MEDICAL CARE, ITS MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

Appendix to the Invitation to the Separate Meeting of the Preference Shareholders on 30 August 2005

Report of the Management Board to the Separate Meeting of the preference
------------------------------------------------------------------------
shareholders on the sole item of the Agenda
-------------------------------------------

The present share capital of the Company of 246,924,300.80 is divided into 70,000,000 voting bearer ordinary shares ("ordinary shares") and 26,454,805 non-voting bearer preference shares ("preference shares"). The proportion of preference shares to the share capital is approx. 27.4 %. Both classes of shares are listed at present on the Frankfurt stock exchange on the official market, section Prime Standard. In addition, the shares are included in the electronic trading system XETRA. The ordinary shares of the Company in free float are listed on the German Index DAX 30.

On the New York Stock Exchange at present, American Depositary Shares (ADS), which represent ordinary or preference shares of FMC AG, are listed. Three ADS correspond to one share.

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

The preference shares of the Company trade at a discount compared to the ordinary shares. In 2004 this discount was between 27 % and 33 % and in the first four months of 2005 between 27% and 30% and reflected the range achieved in 2002 and 2003. On the day prior to the announcement of the conversion of the preference shares into ordinary shares this price difference was evident. The price for the ordinary shares on 3 May 2005, the day prior to the announcement of the intended conversion, was EUR 62.45 compared to EUR 44.65 for preference shares. (closing price in XETRA trading in each case). The weighted average domestic stock exchange price in the past three months prior to the announcement of the proposed conversion on 4 May 2005 was EUR 64.28 for ordinary shares and EUR 45.78 for preference shares. In addition, the average trading volume of the ordinary shares was considerably greater than that of the preference shares. In 2004, this was almost 256,000 shares per trading day for ordinary shares and only 47,000 preference shares on average. The Company assumes that the main reason for the price difference between the ordinary and preference shares is to be found in the limited acceptance of preference shares in particular among foreign investors. In spite of the existing right to a preferential dividend, the market participants seem to regard the preference shares of the Company as a less attractive investment compared to the ordinary shares. This may be due to the preference shares' lack of voting rights and their limited liquidity, shown also by the lesser average daily trading volume.

Conversion process
------------------

The preference shareholders are to be granted the opportunity of converting their preference shares into ordinary shares, in which process the preference shares will lose their preferential dividend which is granted by the Articles of Association and statute. The preference shareholders must pay a premium of EUR
12.25 per preference share for the conversion. The premium corresponds to approx. 66 % of the difference between the weighted average domestic stock exchange prices of the ordinary and preference shares in the past three months prior to the announcement of the intended conversion. Such average stock exchange price in this reference period was, in the case of ordinary shares EUR
64.28 and, in the case of preference shares, EUR 45.78; the difference between these average prices was therefore EUR 18.50. Of this, each preference shareholder participating in the conversion, has to bear the conversion premium of EUR 12.25 per preference share. The calculative difference of EUR 6.25 between the price difference and the premium constitutes an incentive to participate in the conversion. On the basis of the stock exchange price during the said reference period, preference shareholders can therefore obtain ordinary shares at a discount of EUR 6.25 respectively approx. 10 % by way of conversion.

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

The conversion of preference shares into ordinary shares is intended to be possible only during a conversion period which must be at least four, and at most six weeks. The technical details of the conversion process will be determined by the Management Board with the approval of the Supervisory Board, and announced with the conversion period. A subsequent conversion offer is not intended.

The conversion of preference shares into ordinary shares requires that the Articles of Association of the Company be amended in Article 4 para. 1 for the purpose of allotting the shares as between ordinary and preference. The final version of the Articles of Association can, however, be determined only when it is established how many preference shares have been lodged with the Company for conversion in accordance with the set period and set form together with the conversion premium. As a result of that, the Supervisory Board will be authorized in the proposed resolution to amend the Articles of Association on the conclusion of the conversion process in accordance with the outcome of the conversion.

Reasons for the conversion of preference shares to ordinary shares
------------------------------------------------------------------

The Management Board is convinced that the conversion of the preference shares into ordinary shares is in the interests of the Company. The measure will contribute to a widening of the financial and operative room for maneuver of the Company.

The conversion of preference into ordinary shares will increase the free float of ordinary shares and therefore probably the liquidity of the ordinary shares of the Company. At the present time, both the ordinary and preference shares are listed. The free float, which is important for the liquidity of the shares, is thus divided between the ordinary and preference shares. In the event of the conversion of all the shares into ordinary shares, this free float will be joined together. The free float of the ordinary shares would thereby be increased from approx. 34.47 million by approx. 26.45 million to approx. 60.92 million. That corresponds to an increase of approx. 77 %. In the opinion of the Management Board, this will simultaneously lead to a substantial increase in the daily volume of ordinary shares traded, over and above the simple addition of the present volume of trading in each class of shares. If, for example, the present ratio between the trading volume of ordinary shares and the free float were to remain constant, a full conversion of the preference shares into ordinary shares would also result in a mathematical increase of approx. 77%. As the liquidity of a share is an important investment criterion for many, especially major institutional investors, greater liquidity of the ordinary shares can further enhance their attractiveness. The Management Board therefore assumes that this will have a positive effect on the development of the share price of the ordinary shares.

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

In addition, the position of the Company on the German share index (DAX) can be consolidated and improved by the conversion of the preference shares into ordinary shares. The composition and weighting of the DAX is regulated by the "Leitfaden zu den Aktienindizes der Deutschen Borse" [Guide to the Share Index of Deutsche Borse], which is provided in the June 2005 version under www.deutsche-boerse.com. On the question of a company's participation in the DAX, only the major or more liquid share classes can be taken into account under the relevant rules of the German stock exchange, and therefore only the ordinary shares of the Company are taken into account. For the selection of the Index prices the free float market capitalization and the order book volume are decisive. As described above, both would, in all probability, be increased by the conversion of preference shares into ordinary shares. This then would lead to the consolidation of the Company's position on the DAX and improvement in weighting, as a result of the conversion.

The following overview shows companies on the DAX or MDAX comparable with the Company after the freefloat market capitalization. This shows that the place of the Company on the DAX, i.e. its place as one of the largest 30 companies according to freefloat market capitalization and order book volume, is at present at risk. In addition, the overview also shows how the position of the Company on the DAX would be improved from the point of view of the freefloat market capitalization by the implementation of the entire transaction. It is assumed for this purpose that all preference shares of the Company would participate in the conversion to ordinary shares.

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

DAX Position of Fresenius Medical Care
                                                                                     Turnover
                                            Position      MarketCap.     Position    in m. euro
Issuer                              Index   MarketCap.    (in m.euro)    Turnover    (12 months)
------------------------------------------------------------------------------------------------
Infineon Tech. AG                    DAX        24         4,649            14         21,083
Linde AG                             DAX        25         4,616            30          6,511
Henkel KGaA (Pref.)                  DAX        26         4,419            28          6,857
HeidelbergCement AG                  MDAX       27         4,392            36          3,247
Hypo Real Estate Hldg. AG (Ord.)     MDAX       28         4,341            38          2,856
Lufthansa AG                         DAX        29         4,309            22         11,043
------------------------------------------------------------------------------------------------
FMC AG &  Co. KGaA (Pref. + Ord.)*              30*)       3,764*)
------------------------------------------------------------------------------------------------
Merck KGaA                           MDAX       30         3,336            35          3,486
Altana AG                            DAX        31         3,328            29          6,804
TUI AG                               DAX        32         3,313            27          7,504
Puma AG                              MDAX       33         2,860            25          8,227
Celesio AG                           MDAX       34         2,702            41          2,575
Henkel KGaA (Ord.)                                         2,573                          717
------------------------------------------------------------------------------------------------
FMC AG (Ord.)                        DAX        35         2,340            32          4,635
------------------------------------------------------------------------------------------------
Deutsche Postbank AG                 MDAX       36         2,205            34          3,566
Fresenius AG (Pref.)                 MDAX       37         1,922            52          1,366
Hann. Rueckver. AG                   MDAX       38         1,830            39          2,750
RWE AG (Pref.)                                             1,768                          604
K+S AG                               MDAX       39         1,721            55          1,216
Beiersdorf AG                        MDAX       40         1,684            48          1,642

* Present market capitalization of the ordinary shares together with all preference shares, i.e. in case of a conversion rate of 100%.

Source: Deutsche Borse AG as of June 30, 2005 (FMC AG B 6. KGaA added by the Company)

Advantages accrue to the Company and its shareholders through participation in the DAX. For many institutional investors, in particular, index-oriented funds and foreign investors, listing on a select index is a decisive investment criterion. Some funds reproduce a select index and therefore rely exclusively on index participation.

The increased liquidity and consolidated DAX position will, in the opinion of the Management Board, lead to improved financing opportunities for the Company. In particular, the conditions for equity capital financing will be improved, as the market, due to the increased liquidity, will be more receptive to new shares out of future capital increases. The room for maneuver for future financing will thereby be widened. Parts of the business strategy of Fresenius Medical Care AG, such as the world-wide strengthening of its presence on attractive growth markets, the expansion of the spectrum of dialysis services offered and of its position as innovator in the product and process technology, can be more easily implemented with attractive financing opportunities. The intended structural measures will therefore in particular, against the background of the present planned debt capital financing in connection with the acquisition of Renal Care Group, Inc., Nashville/Tennessee, U.S.A. ultimately contribute to a further expansion of the future financial and operative scope and thereby contribute to setting forth the growth strategy of the Company.

In addition, the Company will, by the intended conversion of preference shares into ordinary shares, also acquire new capital. The participating preference shareholders will pay the Company a premium of EUR 12.25 per preference share for the conversion. If all preference shares are converted, the Company would have additional funds of approx. EUR 324 million available, which would be placed in the capital reserves of the Company. This would lead to an improvement in the capital ratio of the Company.

The above-described positive effects for the Company are also beneficial for the shareholders. The preference shareholders have the opportunity, by the conversion, of acquiring ordinary shares of the Company at favorable terms. While they must pay a premium of EUR 12.25 per preference share to the Company for the conversion, the premium only consists of approx. 66 % of the difference between the weighted average domestic share prices of ordinary and preference shares in the past three months prior to the announcement of the intended conversion. On the basis of such stock exchange prices in the said reference period, preference shareholders can therefore acquire, by conversion, ordinary shares at a discount of EUR 6.25, respectively approx. 10 %. The Company thereby intends to offer the preference shareholders an incentive to participate in the conversion program. This incentive accrues directly to the preference shareholders, if they avail themselves of the conversion offer.

The measures also benefit the ordinary shareholders. While the preference shareholders can acquire ordinary shares at favorable conditions by way of conversion, the Management Board assumes that the dilution of voting rights this entails and the possible dilution of the value, will be reasonably compensated by the benefits of the measures. Firstly, most of the difference in value between ordinary and preference shares will be covered by the conversion premium, which will strengthen the capital base of the Company. Secondly, the attractiveness of the ordinary shares will be enhanced due to greater liquidity and the consolidation of DAX membership. Finally, the preferential dividend under the Articles of Association will be cancelled for all preference shares converted. The Management Board has, in its assessment of the conversion premium, complied with the thresholds set in the judgment of the Higher Regional Court (OLG) Cologne of 20 September 2001 in the "Metro" case - Case No. 18 U 125/01, which was similar.

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

Ultimately, the Management Board is convinced that the conversion of the preference shares into ordinary shares is in the interests of the Company and its preference and ordinary shareholders.


Hof an der Saale, in July 2005


Fresenius Medical Care Aktiengesellschaft

The Management Board

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